Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4 No. 333-00000) and related Prospectus of ARRIS Group, Inc. for the registration of 30,535,998 shares of its common stock and to the incorporation by reference therein of our reports dated February 28, 2007, with respect to the consolidated financial statements and schedule of ARRIS Group, Inc., ARRIS Group, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of ARRIS Group, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Atlanta, Georgia
October 9, 2007